January 13, 2025

Josh Whipple
Chief Financial Officer
Global Payments Inc.
3550 Lenox Road
Atlanta, GA 30326

        Re: Global Payments Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-16111
Dear Josh Whipple:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services